Exhibit 12

Cytec Industries Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollar amounts in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002

Earnings before income taxes, equity in earnings
of associated companies	$ 35.8	$ 30.0	$ 74.5	$ 39.4
Add:
Distributed income of associated companies	1.5	0.6	4.7	0.6
Amortization of capitalized interest	0.1	-	0.2	0.1
Fixed charges	4.9	6.7	11.1	13.4
Less:
Capitalized interest	(0.3)	(0.2)	(0.4)	(0.3)
	----------	----------	----------	----------
Earnings as adjusted	$ 42.0	$ 37.1	$ 90.1	$ 53.2

Fixed charges:
Interest on indebtedness including
amortized premiums, discounts and
deferred financing costs	$ 4.0	$ 5.8	$ 9.3	$ 11.6
Portion of rents representative of the
interest factor	0.9	0.9	1.8	1.8
	----------	----------	----------	----------
Fixed charges	$ 4.9	$ 6.7	$ 11.1	$ 13.4
	----------	----------	----------	----------
Ratio of earnings to fixed charges	8.6	5.5	8.1	4.0
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